FIRST AMENDMENT TO THE
CIRRUS LOGIC, INC. 2018 LONG TERM INCENTIVE PLAN
The Board of Directors (the “Board”) of Cirrus Logic, Inc., a Delaware corporation (the “Company”), hereby makes this First Amendment (the “Amendment”) to the Cirrus Logic, Inc. 2018 Long Term Incentive Plan, as amended (the “Plan”) this 14th day of May, 2020. Subject to approval of the Company’s shareholders at the 2020 Annual Meeting, the effective date of this Amendment shall be July 31, 2020.
WHEREAS, the Company originally established the Plan to be effective as of August 3, 2018, for purposes of providing compensation and incentive awards employees, directors and consultants that are based on the Company’s common stock, par value $0.001 per share (the “Stock”) in order to strengthen the Company’s ability to attract, motivate and retain service providers of experience and ability, and to encourage the highest level of performance in the Company’s financial success and growth; and
WHEREAS, the Company now desires to amend the Plan to increase the number of shares of Stock available for issuance pursuant to the Plan.
NOW THEREFORE, for and in consideration of the foregoing and the agreements contained herein, the Plan shall be amended as follows:

1.Defined Terms. Unless otherwise defined herein, capitalized terms used herein shall have the same meaning ascribed thereto in the Plan.
2.Amendments. Section 4(a) is hereby amended and restated in its entirety as follows: Section 4(a) is hereby amended and restated in its entirety as follows:
Number of Shares Available for Delivery. Subject to adjustment in a manner consistent with Section 8, 9,325,205 million shares of Stock are reserved for issuance pursuant to this Plan and available for delivery with respect to Awards. This number of shares of Stock consists of the following: (i) 3,200,000 newly reserved shares in connection with the first amendment to the Plan (in 2020); (ii) 2,300,000 shares that were originally reserved in connection with the adoption of the Plan (in 2018); and (iii) 3,825,205 shares of Stock that remained available under the Prior Plan immediately prior to the Original Effective Date and were carried over to become available for issuance pursuant to the Original Plan. With respect to any award that is still outstanding pursuant to the Prior Plan as of the Effective Date (a “Prior Plan Award”), in accordance with Section 5 of the Prior Plan, if such a Prior Plan Award, on or after the Effective Date, is surrendered, exchanged, forfeited, settled in cash or otherwise lapses, expires, terminates or is canceled without the actual delivery of Stock, then the Stock covered by such Prior Plan Award, to the extent of such surrender, exchange, forfeiture, expiration, lapse, termination, cancellation or payment in cash, shall become Stock that may be issued with respect to Awards granted under this Plan. All Stock described in this Section 4(a) that becomes issuable pursuant to this Plan shall be available for the issuance of shares upon the exercise of ISOs.

3.Remainder of the Plan. Except as expressly provided herein, the Plan remains in full force and effect.

(Signature Page Follows)

IN WITNESS WHEREOF, the Company has caused this Amendment to be duly executed in its name and on its behalf by its duly authorized representative on the date set forth above.

CIRRUS LOGIC, INC.

By:
Name: Thurman Case
Title: Vice President, Chief Financial Officer and Principal Accounting Officer